Exhibit 17.1

Huey Long

20W Nottingham Lane

Rogers, Arkansas 72758

Board Members

Life Clips Inc.

Via email

November 10, 2017

Dear Board Members

Please accept this letter as my two week notice of my formal resignation as CEO and as Director of Life Clips. My resignation will be effective on November 24, 2017, unless the board chooses to release me sooner, which I would welcome.

Since February, I have led the company in the best interest of all shareholders. Unfortunately, the Miami-based convertible note holders continue to strengthen their grip on the Company. As a result, I am no longer comfortable leading or certifying SEC documents on behalf of the Company. Also, I have not been compensated per my employment agreement since July, 2017.

Attached is a mutual release document and note for my compensation that is due to me. Please review and sign this release and note and return to me prior to November 17th or sooner as the Board may determine.

Sincerely,

/s/ Huey Long
Huey Long